

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2023

Steven Bixler
Chief Accounting Officer
Rite Aid Corporation
PO Box 3165
Harrisburg, Pennsylvania 17105

      Re: Rite Aid Corporation
           Form 10-K for Fiscal Year Ended February 26, 2022
           Filed April 25, 2022
           File No. 001-05742

Dear Steven Bixler:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Office of Trade & Services